UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025

Buenos Aires C1107ADQ

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Summary of the Board Minutes of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.) (Distribution and Marketing Company of the North S.A.) (the “Company”)

On April 22, 2008, at 4:30 PM, the Board of Directors of the Company met at Azopardo 1025, 16th floor, Buenos Aires, Argentina, and adopted the following measures:

•	The designation of Alejandro Macfarlane as President and Marcos Marcelo Mindlin as Vice President of the Board of Directors of the Company.
•

The appointment of three of the independent directors, Maximiliano Fernández, Ignacio Chojo Ortiz and Eduardo L. Llanos, as the members of the Audit Committee of the Company. Each member of the Audit Committee will serve for a term of one year or until the end of their respective terms as Directors. After considering the qualifications of Eduardo L. Llanos, the Board determined that his educational and professional attributes qualified him as an “audit committee financial expert” as defined by U.S. securities law. In addition, the Board appointed Alejandro Macfarlane, Marcos Marcelo Mindlin, Damián Miguel Mindlin, Gustavo Mariani and Luis Pablo Rogelio Pagano as members of the Executive Committee of the Company. Each member of the Executive Committee will serve for a term of one year or until the end of their respective terms as Directors.

•	The payment of the remainder of the Ps. 1,064,485 in directors’ fees for the year ended December 31, 2007 as approved by the Ordinary and Extraordinary Shareholders Meeting of April 15, 2008.
•

The approval of the March 14, 2008 Addendum to the Technical Assistance contract with EASA of April 4, 2006. This amendment increased the annual fee that the Company pays to EASA for their technical consulting services from U.S.$ 2,000,000 to U.S.$ 2,500,000. The Executive Committee and the Audit Committee also reviewed the Addendum and recommended the Board’s approval. Gustavo Mariani, a Board member of both the Company and EASA did not participate in this decision.

•

The appointment of a sub-committee of Board members to whom the Board delegated all authority necessary to execute the global debt program of the Company, including setting the terms of each class of debt, soliciting public offers for Company debt, and listing the debt in various exchanges. The Board was granted the authority to delegate these powers by a resolution of the April 15, 2008 Ordinary and Extraordinary Shareholders Meeting.

•

The delegation of certain powers of the Board including: (i) granting certain individuals the authority to participate in all proceedings in which the Company is a party and to negotiate before the national or provincial Office of Highway Infrastructure (Dirección de Vialidad), requesting permits and authorizations for the placement of electrical installations, and the execution of all related documents; (ii) granting certain individuals special administrative authority to execute the agreements regarding the termination of electrical installations and the extension of suspension terms of the Argentine National Electricity Regulator (Ente Nacional Regulador de la Electricidad, or ENRE), and to sign all the documentation necessary to create obligations; (iii) granting certain individuals authority to agree with the representatives of the ENRE, in all the proceedings in which the Company and the ENRE are litigants, to the suspension and/or interruption of the related proceedings, in conformity with Article 157 of the National Civil and Business Code of Procedure; and (iv) granting certain individuals the authority to enter certain derivative financial agreements including, but not limited to, the purchase and sale of futures, options, and swaps.

Alejandro Macfarlane	Gustavo Mariani	Rogelio Pagano

Maximiliano Fernández	Eduardo L. Llanos	Edgardo Volosín

Ignacio Chojo Ortiz	Diego Martín Salaverri	Rafael Mancuso

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By: /s/ Rogelio Pagano

Rogelio Pagano

Chief Financial Officer

Date: April 25, 2008